FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated July 13, 2011

Buenos Aires, July 13, 2011.

Messrs
Buenos Aires Stock Exchange

Re.: YPF – Preliminary results exploratory well on unconventional oil formations (shale oil)

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, under our annual exploration program, we have drilled, through the Temporary Joint Venture (JV) where we hold a 70% share with Rovella Energy S.A. (15%) and G & P of Neuquén (15%), the exploratory well Bajada de Añelo X-2 (BA X-2), located in the Bajada de Añelo block of the Neuquina basin.

The objective of the well is to continue gathering information and appraisals on the Vaca Muerta formation, outside of the area of Loma La Lata. The well was drilled to a depth of 3000 meters, with 3 fractures made at 150 meters.

The results of that well yielded a daily average production of approximately 250 barrels of oil per day of high quality (48° API), in line with previous findings in this formation in the area of Loma La Lata. Thus, the positive results encourage the continued exploration planned for the Vaca Muerta formation in 2011.

Since the project is in its initial stage we do not yet have enough information to quantify the reserves.

Yours faithfully,

Mauro Dacomo
Attorney in fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 13, 2011	By:	/s/ Mauro Dacomo
	Name:	Mauro Dacomo
	Title:	Attorney in Fact